Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

VITAE PHARMACEUTICALS, INC.

a Delaware corporation

at

$21.00 net per share

by

AUGUSTA MERGER SUB, INC.

a wholly owned subsidiary of

ALLERGAN HOLDCO US, INC.

and an indirect wholly owned subsidiary of

ALLERGAN plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, 12:00

MIDNIGHT, NEW YORK CITY TIME, ON OCTOBER 24, 2016, UNLESS

THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Augusta Merger Sub, Inc., a Delaware corporation (which we refer to as the “Purchaser”) and a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (which we refer to as “Parent”), an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (which we refer to as “Allergan”), is offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Vitae Pharmaceuticals, Inc., a Delaware corporation (which we refer to as “Vitae”), at a purchase price of $21.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Vitae. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Vitae (the “Merger”) as soon as practicable without a meeting of the stockholders of Vitae in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Vitae continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Vitae or by Parent or Purchaser, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive the Offer Price). As a result of the Merger, Vitae will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Tender Condition (as described below);

(ii) the HSR Condition (as described below); and

(iii) the Governmental Entity Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time), on October 24, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent or Purchaser, equals at least one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Allergan and Vitae expect to file on or before October 4, 2016, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following Allergan’s filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. The Governmental Entity Condition requires that there be no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations pursuant to Section 6.02 of the Merger Agreement with respect to such judgment, law or legal prohibition. The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Vitae (which we refer to as the “Vitae Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interests of Vitae and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Vitae of the Merger Agreement and the consummation of the transactions contemplated thereby and (iii) resolved to recommend that the holders of Vitae common stock accept the Offer and tender their shares of Vitae common stock pursuant to the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

September 26, 2016

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

September 26, 2016

i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Vitae, Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Vitae contained herein and elsewhere in the Offer to Purchase has been provided to Vitae, Parent and Purchaser by Vitae or has been taken from or is based upon publicly available documents or records of Vitae on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Vitae, Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.0001 per share, of Vitae Pharmaceuticals, Inc. (the “Shares”).

Price Offered Per Share	$21.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration of Offer	End of the day, 12:00 midnight, New York City time, on October 24, 2016, unless the Offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Augusta Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Allergan Holdco US, Inc., and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company.

Who is offering to purchase my shares?

Augusta Merger Sub, Inc., or Purchaser, a wholly owned subsidiary of Allergan Holdco US, Inc., and an indirect wholly owned subsidiary of Allergan plc, or Allergan, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Vitae. See the “Introduction” and Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Allergan” to refer to Allergan plc alone, “Parent” to refer to Allergan Holdco US, Inc. alone, the term “Purchaser” to refer to Augusta Merger Sub, Inc. alone and the terms “Vitae” and the “Company” to refer to Vitae Pharmaceutical, Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Vitae on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Vitae common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Vitae. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Vitae would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $21.00 per Share net to the seller in cash without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Vitae have entered into an Agreement and Plan of Merger, dated as of September 13, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Vitae (the “Merger”). If the Offer Conditions (as defined in the Merger Agreement) are satisfied and we consummate the Offer, we intend to effect the Merger promptly without any action by the stockholders of Vitae pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “ Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding in the money stock options is approximately $639 million, plus any related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from available cash held by Parent or its affiliates.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger; and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Offer Price in respect of all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date (as defined below) and to acquire the remaining outstanding Shares in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, 12:00 midnight, New York City time, on October 24, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required to extend the Offer beyond February 13, 2017 (or March 13, 2017, in the event such date is extended pursuant to the terms of the Merger Agreement (the “Outside Date”)).

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) for one or more consecutive increments of not more than ten business days each (or for such longer period as may be agreed by Vitae), if at the scheduled expiration date of the Offer any of the Offer Conditions (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as such conditions shall have been satisfied or waived (irrespective of whether the Minimum Tender Condition has been satisfied) and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or The NASDAQ Global Market applicable to the Offer. However, Purchaser is not required to, and without Vitae’s consent may not, extend the Offer beyond the Outside Date. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if, at the time of the applicable expiration date, all of the Offer Conditions (other than the Minimum Tender Condition) are satisfied, all comments of the SEC or its staff applicable to the Offer or the Offer documents have been resolved and no rule, regulation or interpretation of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, Purchaser is only required to extend the Offer and its expiration date beyond the then existing expiration date for up to three consecutive additional periods not to exceed an aggregate of thirty business days to permit the Minimum Tender Condition to be satisfied (provided that each such period will be ten business days unless Vitae agrees otherwise). Purchaser may, in its discretion (and without the consent of Vitae), continue to extend the Offer beyond the additional thirty business day period for additional periods of up to ten business days each (the length of such period to be determined by Parent and Purchaser).

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time), on the Expiration Date, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent or Purchaser, equals at least one Share more than one half of all Shares then outstanding (the “Minimum Tender Condition”);

•	any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) applicable to the Offer or the consummation of the Merger, shall have expired or otherwise been terminated (the “HSR Condition”);

•	there shall be no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations pursuant to Section 6.02 of the Merger Agreement with respect to such judgment, law or legal prohibition (the “Governmental Entity Condition”);

•	the absence of a termination of the Merger Agreement in accordance with its terms;

•	the accuracy of the representations and warranties made by Vitae in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance by Vitae in all material respects with all obligations required to be performed by it as of such time under the Merger Agreement (the “Covenants Condition”); and

•	since the date of the Merger Agreement, no change, event, development, effect or occurrence has occurred, arisen or become known that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Vitae, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares or (viii) except as otherwise provided in the

Merger Agreement, provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 15 — “Conditions of the Offer.”

Have any Vitae stockholders entered into agreements with Parent or its affiliates requiring them to tender their Shares?

No.

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the end of the day, 12:00 midnight, New York City time, on the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, Shares may be withdrawn at any time after November 25, 2016, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Vitae board of directors think of the Offer?

The Vitae Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interests of Vitae and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Vitae of the Merger Agreement and the consummation of the transactions contemplated thereby and (iii) resolved to recommend that the holders of Vitae common stock accept the Offer and tender their shares of Vitae common stock pursuant to the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Vitae.” A more complete description of the reasons for the Vitae Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Vitae stockholders together with this Offer to Purchase.

If the Offer is completed, will Vitae continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire that number of Shares that, when added to the Shares then owned by Parent or Purchaser, equals at least one Share more than one half of all Shares then outstanding, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Vitae pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Tender Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Vitae (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Vitae — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On September 13, 2016, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $8.10. On September 23, 2016, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $20.94. The Offer Price represents a 159% premium over the September 13, 2016 closing stock price and a 158% premium over the volume weighted average price for the 30 trading days ended September 13, 2016.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Vitae will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Vitae securities (including the Shares) or set a record date therefor.

See Section 6 — “Price Range of Shares; Dividends.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Vitae will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options in the Offer?

Pursuant to the Merger Agreement, each stock option to purchase Shares (“Company Option”) that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated as of the Effective Time in consideration for the right to receive a cash payment, without interest and less the amount of any applicable withholding taxes, equal to the product of (i) the total number of Shares underlying such Company Option and (ii) the excess, if any, of the Offer Price over the per Share exercise price of such Company Option.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at 800-322-2885 or call collect at (212) 929-5550. MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Vitae Pharmaceuticals, Inc.:

Augusta Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”), a wholly owned subsidiary of Allergan Holdco US, Inc., a Delaware corporation (which we refer to as “Parent”), and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (which we refer to as “Allergan”), is offering to purchase for cash all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Vitae Pharmaceuticals, Inc., a Delaware corporation (which we refer to as the “Company” or “Vitae”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Vitae. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Vitae (the “Merger”) as soon as practicable without a meeting of the stockholders of Vitae in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Vitae continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares held (i) in the treasury of Vitae or by Parent or Purchaser, which Shares will be canceled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically canceled and converted into the right to receive $21.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”). As a result of the Merger, Vitae will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Vitae stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Tender Condition (as described below);

(ii) the HSR Condition (as described below); and

(iii) the Governmental Entity Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time), on October 24, 2016 (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), together with any Shares then owned by Parent or Purchaser, equals at least one Share more than one half of all Shares then outstanding. The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), shall have expired or otherwise been terminated. Under the HSR Act, each of Allergan and Vitae expect to file on or before October 4, 2016, a Premerger Notification and Report Form with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer. The Offer may not be consummated until the expiration of a 15 calendar day waiting period following Allergan’s filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. The Governmental Entity Condition requires that there be no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations pursuant to Section 6.02 of the Merger Agreement with respect to such judgment, law or legal prohibition. The Offer is also subject to other conditions as described in the Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The Vitae Board, among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interests of Vitae and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Vitae of the Merger Agreement and the consummation of the transactions contemplated thereby and (iii) resolved to recommend that the holders of Vitae common stock accept the Offer and tender their shares of Vitae common stock pursuant to the Offer.

A more complete description of the Vitae’s Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Vitae (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for Vitae’s Board’s Recommendation.”

Vitae has advised Parent that, as of September 22, 2016, (i) 28,844,410 Shares of Vitae common stock were issued and outstanding, (ii) 211 Shares of Vitae common stock were held by the Company in its treasury, (iii) 2,662,606 Shares of Vitae common stock were subject to stock options granted under Vitae’s 2014 Stock Plan, 2013 Stock Plan and 2001 Stock Plan (collectively, the “Company Stock Plans”) with a weighted average exercise price of $8.61 per share (of which 272,595 are performance options), (iv) 375,896 additional shares of Vitae common stock were reserved for purchase under the Company’s 2014 Employee Stock Purchase Plan, (v) 2,013,710 additional shares of Vitae common stock were reserved for issuance pursuant to the Company Stock Plans, (vi) 44,019 shares of Vitae common stock were issuable upon exercise of the warrants for the purchase of shares of Vitae common stock pursuant to certain warrant agreements with a weighted average exercise price of $27.60 per share and (vii) no shares of Vitae preferred stock were issued or outstanding. Based upon the foregoing, the Minimum Tender Condition would be satisfied if at least 14,422,206 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

Pursuant to the Merger Agreement, the board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and the officers of the Surviving Corporation will consist of the officers of Vitae immediately prior to the Effective Time.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Tender Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Vitae.

Certain U.S. federal income tax considerations of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Vitae will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4 —“Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur on October 24, 2016 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Tender Condition, the HSR Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by Purchaser) of not more than 10 business days each (or for such longer period as Parent, Purchaser and Vitae may agree) if at any scheduled Expiration Date any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of the Offer Conditions, (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the Schedule TO (as defined below) and (iii) beyond the Expiration Date for up to three consecutive additional periods not to exceed an aggregate of thirty business days if all of the Offer Conditions (other than the Minimum Tender Condition) are satisfied, all comments of the SEC or its staff applicable to the Offer or the Offer documents have been resolved and no rule, regulation or interpretation of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer in order to permit the Minimum Tender Condition to be satisfied. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without the Company’s consent, to extend the Offer beyond February 13, 2017 (or March 13, 2017, in the event that the Offer Closing would have occurred by February 13, 2017 but for the fact that any waiting period under the HSR Act (and any extensions thereof) applicable to the purchase of shares of Vitae common stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated on or prior to February 13, 2017).

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer. However, without the consent of Vitae, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the conditions to the Offer or impose any other conditions on the Offer or amend, modify or supplement any Offer condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in Merger Agreement, extend the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of Shares or (viii) except as otherwise provided in the Merger Agreement, provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 —“The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Vitae pursuant to Section 251(h) of the DGCL.

Vitae has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Vitae and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not properly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 —“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment, and pay for (or cause to be paid), all Shares validly tendered and not withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as promptly as practicable after the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate consideration for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three (3) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a

Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, Allergan, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the consideration paid to a holder of Shares may be subject to backup withholding (currently at the rate of 28%). A U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will not be subject to backup withholding if the U.S. Holder (A) furnishes a correct TIN and complies with certain certification procedures (generally, by providing a properly completed and executed IRS Form W-9, which will be included with the applicable Letter(s) of Transmittal to be returned to the Depositary); or (B) otherwise establishes to the satisfaction of the Depositary that such U.S. Holder is exempt from backup withholding tax.

A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agents its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8). Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of day, 12:00 midnight, New York City time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 25, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations.

The following is a summary of certain (1) U.S. federal income tax considerations relating to the Offer and the Merger that may be relevant to stockholders whose Shares are exchanged for cash in the Offer or Merger and (2) U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) of Shares who properly perfect appraisal rights. This summary is for general information only and is not tax advice. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This summary assumes that a Holder holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities (including private foundations), retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer and Merger, and the perfection of appraisal rights, as applicable, generally will depend upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer and Merger, and the perfection of appraisal rights, as applicable.

No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below.

U.S. Holders

Receipt of Cash. The receipt of cash by a U.S. Holder in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, such a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount of cash paid to such U.S. Holder and such U.S. Holder’s tax basis in its Shares. Any gain or loss so recognized will be long-term capital gain or loss if such U.S. Holder’s holding period for such Shares is more than one year. Net long-term capital gain of certain non-corporate U.S. Holders generally is subject to preferential rates of tax. The deductibility of capital losses is subject to limitations.

Medicare Tax. In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include payments made to a U.S. Holder of Shares upon such U.S. Holder’s exchange of Shares pursuant to the Offer or the Merger.

Perfection of Appraisal Rights. The above discussion does not apply to U.S. holders of Shares who properly perfect appraisal rights. Generally, a U.S. holder of Shares who perfects appraisal rights with respect to such U.S. holder’s Shares will recognize capital gain or loss equal to the difference between such U.S. holder’s tax basis in those Shares and the amount of cash paid in exchange for those Shares, except that a portion of the cash paid may be taxable as interest.

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. holder in the United States), in which case the Non-U.S. holder generally will be taxed in the same manner as a U.S. holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or a lower applicable treaty rate); or

•	the Non-U.S.Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a 30% U.S. federal income tax (or a tax at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

FATCA. Under the Foreign Account Tax Compliance Act provisions of the Code, related U.S. Treasury guidance and related intergovernmental agreements (“FATCA”), Parent or another applicable withholding agent may be required to withholding tax at a rate of 30% on any portion of such payments treated as imputed interest if a non-U.S. Holder fails to establish an exemption from such withholding tax. Such withholding tax will generally be in lieu of, rather than in addition to, the 30% withholding tax described in the preceding paragraph. A non-U.S. Holder may be able to claim a credit or refund of the amount withheld under an applicable tax treaty under certain circumstances. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the receipt of payments pursuant to the Tender Offer or the Merger.

Non-U.S. Holders who properly perfect appraisal rights with respect to their Shares should consult their own tax advisors with respect to the U.S. federal income tax consequences of perfecting such appraisal rights.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a Holder pursuant to the Offer or the Merger, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a Holder that is subject to information reporting generally will also be subject to backup withholding, unless such Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer and Merger generally will not apply to payments to a Non-U.S. Holder pursuant if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER OR THE MERGER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on the NASDAQ Stock Market (“NASDAQ”) under the symbol “VTAE.” Vitae has advised Parent that, as of September 22, 2016, (i) 28,844,410 Shares of Vitae common stock were issued and outstanding, (ii) 211 Shares of Vitae common stock were held by the Company in its treasury, (iii) 2,662,606 Shares of Vitae common stock were subject to stock options granted under Vitae’s 2014 Stock Plan, 2013 Stock Plan and 2001 Stock Plan (collectively, the “Company Stock Plans”) with a weighted average exercise price of $8.61 per share (of which 272,595 are performance options), (iv) 375,896 additional shares of Vitae common stock were reserved for purchase under the Company’s 2014 Employee Stock Purchase Plan, (v) 2,013,710 additional shares of Vitae common stock were reserved for issuance pursuant to the Company Stock Plans, (vi) 44,019 shares of Vitae common stock were issuable upon exercise of the warrants for the purchase of shares of Vitae common stock pursuant to certain warrant agreements with a weighted average exercise price of $27.60 per share and (vii) no shares of Vitae preferred stock were issued or outstanding. Based upon the foregoing, the Minimum Tender Condition would be satisfied if at least 14,422,206 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period, as reported on NASDAQ, since September 24, 2014, the date of Vitae’s initial public offering. Prior to that time, there was no public market for the Shares. Vitae has not declared any cash dividends since September 24, 2014.

	High	Low
Year Ended December 31, 2014
Third Quarter (beginning September 24, 2014)	$8.475	$7.40
Fourth Quarter	23.35	5.41
Year Ended December 31, 2015
First Quarter	$20.50	$10.25
Second Quarter	16.80	10.00
Third Quarter	17.36	6.29
Fourth Quarter	18.71	10.27
Year Ended December 31, 2016
First Quarter	$17.84	$4.08
Second Quarter	11.56	6.01
Third Quarter (through September 23, 2016)	20.97	6.75

On September 13, 2016, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $8.10. On September 23, 2016, the last full trading day before the commencement of the offer, the reported closing sales price of the Shares on NASDAQ was $20.94. The Offer Price represents a 159% premium over the September 13, 2016 closing stock price and a 158% premium over the volume weighted average price for the 30 trading days ended September 13, 2016.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Vitae will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) on any shares of any Vitae securities (including the Shares) or set a record date therefor.

7.	Certain Information Concerning Vitae.

Except as specifically set forth herein, the information concerning Vitae contained in this Offer to Purchase has been taken from or is based upon information furnished by Vitae or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Vitae public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Vitae was incorporated under the laws of the State of Delaware in May 2001. Vitae’s principal offices are located at 502 West Office Center Drive, Fort Washington, Pennsylvania 19034 and its telephone number is (215) 461-2000. The following description of Vitae and its business has been taken from Vitae’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 and is qualified in its entirety by reference to such Form 10-Q.

Vitae is a clinical-stage biotechnology company focused on discovering and developing novel, small molecule drugs for diseases in which there are significant unmet medical needs. Vitae is developing a robust and growing portfolio of novel product candidates internally generated by Contour®, its proprietary structure-based drug discovery platform. Vitae has a portfolio that includes several wholly owned product candidates in various stages of development.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Vitae is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Vitae’s directors and officers, their remuneration, stock options granted to them, the principal holders of Vitae’s securities, any material interests of such persons in transactions with Vitae and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on April 13, 2016. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Vitae, that file electronically with the SEC.

8.	Certain Information Concerning Allergan, Parent and Purchaser.

Allergan is a public limited company incorporated in Ireland and an indirect parent of Parent. Allergan’s principal executive offices are located at Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland. The telephone number of Allergan is (862) 261-7000. Allergan, through its subsidiaries, markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, gastroenterology, women’s health, urology, and anti-infective therapeutic categories, and operated the world’s third-largest global generics business, providing patients around the globe with increased access to affordable, high-quality medicines. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry.

Parent is a Delaware corporation and an indirect wholly owned subsidiary of Allergan. Parent is primarily a holding company for certain United States assets of Allergan.

Purchaser is a Delaware corporation formed on September 12, 2016, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Vitae will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices, which is also Purchaser’s business address, are located at 2444 Dupont Drive, Irvine, California 92612. The telephone number at this location is (862) 261-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five years, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement as otherwise described in this Offer to Purchase, (i) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Allergan, Parent or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past 60 days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Vitae (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Allergan or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Allergan, Parent, or Purchaser or any of their subsidiaries, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Vitae or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F

Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need approximately $639 million to purchase all of the Shares pursuant to the Offer, make payments in respect of any options (other than rights under Vitae’s 2014 Employee Stock Purchase Plan) to purchase Vitae common stock granted under the Company Stock Plans and pay the Merger Consideration and consummate the Merger, plus related fees and expenses related to the foregoing. Parent will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Vitae and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from available cash of Parent or its affiliates.

Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger; and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer, and not properly withdrawn, prior to the Expiration Date, to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Vitae.

The information set forth below regarding Vitae not involving Parent, Purchaser or Allergan was provided by Vitae, and none of Parent, Purchaser, Allergan or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser, Allergan or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent, Purchaser or Allergan and representatives of Vitae that resulted in the execution of the Merger Agreement. For a review of Vitae’s additional activities, please refer to Vitae’s Schedule 14D-9 that will be filed with the SEC and mailed to all Vitae stockholders.

The board of directors of Allergan (the “Allergan Board”), together with Allergan’s senior management, regularly evaluates business development opportunities, including licensing and strategic acquisitions. During the past two years, Vitae and Allergan have on occasion had informal discussions about the possibility of entering into a licensing transaction or acquisition.

In the first quarter of 2016, Allergan reached out to Vitae management to be included in a process Vitae was conducting to identify potential partners with respect to a RORgt asset of Vitae.

In March 2016, Vitae announced the top-line results of its VTP-43742 Phase 2a proof-of-concept clinical trial. Following announcement, Vitae reached out to the potential partners it had identified, including Allergan, to determine if any of them would consider a partnership.

Allergan did not participate in in-person diligence at Vitae’s offices, but on March 30, 2016, Allergan was given access to a virtual data room, which included additional materials regarding Vitae’s publicly disclosed clinical programs, including VTP-43742 and VTP-38543, Vitae’s lead product candidate in its Liver X receptors (“LXR”) program. During these discussions, Allergan indicated it would want a substantive role in the commercialization of any of Vitae’s RORgt assets that may be approved for sale in the U.S. Allergan also indicated it wished to look at other Vitae assets, including, in particular, Vitae’s LXR program, and a potential partnership deal for both assets.

Between March 30, 2016 and April 25, 2016, Allergan evaluated entering into a licensing transaction with Vitae with respect to VTP-43742, VTP-38534 and VTP-36951. On April 25, 2016, Allergan submitted a term sheet in respect of a potential partnership transaction. On April 26, 2016, Sigurd Kirk, Executive Vice President of Business Development at Allergan and Kevin Green, Senior Director of Business Development at Allergan discussed the proposal with Arthur Fratamico, Vitae’s Chief Business Officer.

In early June 2016, Mr. Fratamico informed Mr. Kirk that Vitae did not wish to pursue a partnership, but wished to maintain a periodic dialogue going forward.

During the week of June 13, 2016, Mr. Kirk invited Mr. Hatfield to meet with Brenton Saunders, CEO and President at Allergan and C. David Nicholson, Brand R&D Officer at Allergan. During the first two weeks of July 2016, Mr. Hatfield exchanged emails and telephone messages with Mr. Kirk, regarding a potential meeting between Mr. Hatfield and Mr. Saunders.

On July 18, 2016, Mr. Saunders, Dr. Nicholson and Mr. Kirk met with Mr. Hatfield at Allergan’s offices in Parsippany, New Jersey. At the meeting, Mr. Saunders discussed the possibility of Allergan acquiring Vitae at a 100% premium to Vitae’s then current stock price. The closing sales price of the Shares on NASDAQ was $10.02 on July 15, 2016, the business day prior to July 18, 2016. Mr. Hatfield indicated he would like some time to consider the proposal and to discuss it with certain members of the Vitae board of directors (the “Vitae Board”).

On July 20, 2016, the Allergan Board reviewed materials concerning the potential acquisition and determined that it was advisable and in the best interests of Allergan and its shareholders to negotiate the terms of the acquisition of Vitae by Allergan, or a wholly owned subsidiary of Allergan. The Allergan Board authorized management to negotiate a transaction with Vitae and enter into a definitive agreement to consummate a transaction. The Allergan Board approved a purchase price range that included $21.00 per share of Vitae common stock. The Allergan Board directed management to submit an acquisition proposal to Vitae.

On July 25, 2016, Mr. Hatfield and Mr. Kirk discussed the possibility of a strategic relationship between Vitae and Allergan.

On July 27, 2016, Allergan submitted a non-binding expression of interest letter to acquire Vitae for $20.50 per share, payable in cash, and indicated that the proposal was subject to further due diligence (the “Initial Offer”). There were no financing contingencies associated with the Initial Offer. On July 28, 2016, Mr. Hatfield informed Mr. Kirk via email correspondence that Vitae’s management would inform the Vitae Board about the Allergan proposal and noted that the Vitae Board would determine whether proceeding with negotiations in respect of the Initial Offer would be in the best interests of Vitae and its stockholders.

On August 2, 2016, Mr. Hatfield had a telephone conversation with Mr. Kirk where Mr. Hatfield informed Mr. Kirk that Vitae’s management continued to do the work necessary to provide information to the Vitae Board so that it could evaluate the Initial Offer.

On August 11, 2016, Mr. Hatfield informed Mr. Saunders via telephone that Vitae was interested in determining if Allergan could improve its proposal if it had access to previously undisclosed information. Mr. Kirk and Mr. Hatfield discussed process and next steps, and agreed that Allergan should be given an opportunity to perform further due diligence.

On August 14, 2016 and August 15, 2016, Mr. Hatfield had telephone conversations with Mr. Kirk to discuss preparation of a Confidentiality Agreement, due diligence efforts and a potential strategic transaction between the companies.

Allergan engaged Debevoise & Plimpton LLP (“Debevoise”) to assist with the Confidentiality Agreement, due diligence, negotiation and other aspects of the potential transaction. On August 17, 2016, Vitae and Allergan entered into a Confidentiality Agreement concerning sharing information related to the potential acquisition. The Confidentiality Agreement included customary standstill provisions that would terminate if, among other things, Vitae entered into an agreement with another party in connection with an acquisition.

On August 18, 2016, Mr. Hatfield participated in a teleconference with Mr. Kirk and Dr. Nicholson regarding additional due diligence materials agreed to be provided. Later that day, Allergan and Debevoise received access to a virtual data room, which included due diligence materials with respect to Vitae’s non-publicly disclosed pre-clinical programs and additional information not publicly available with regard to Vitae’s disclosed clinical programs. Allergan commenced scientific and business due diligence and Allergan’s representatives conducted legal, regulatory and financial due diligence for the potential acquisition.

On August 22, 2016, Mr. Hatfield had a telephone conversation with Mr. Kirk to discuss Allergan’s ongoing due diligence and review of materials available in the virtual data room.

On August 26, 2016, Mr. Hatfield and Mr. Kirk discussed via telephone the timing of a potential revised non-binding offer from Allergan.

On August 31, 2016, Mr. Kirk requested that Vitae provide additional due diligence materials regarding Vitae’s VTP-43742 and VTP-45489 programs.

On September 1, 2016, Vitae’s Chief Scientific Officer, Richard Gregg, M.D., Mr. Hatfield and Vitae’s General Counsel and Corporate Secretary, Scott Applebaum, participated in a conference call with Mr. Kirk and members of Allergan’s research and development team to discuss Vitae’s VTP-43742 and VTP-45489 programs. Mr. Hatfield and Mr. Kirk also had a telephone conversation to discuss certain materials that were not being disclosed by Vitae at that time relating to Vitae’s clinical programs, where Mr. Hatfield indicated that Vitae would not be comfortable sharing such materials until Allergan made an updated offer.

Mr. Hatfield continued conversations with Mr. Kirk and Dr. Nicholson on September 1, 2016 regarding Allergan’s continuing due diligence process and requests and Vitae’s withholding of certain due diligence items prior to Vitae’s receipt of an updated non-binding offer from Allergan. On September 2, 2016, Mr. Saunders had a telephone conversation with Mr. Hatfield expressing Allergan’s continued interest in pursuing a strategic transaction with Vitae.

On September 4, 2016, Allergan submitted a revised non-binding expression of interest letter via e-mail to acquire Vitae for $21.00 per share, payable in cash, an increase of $0.50 per share from the Initial Offer, which Allergan stated was subject to satisfaction of certain conditions, the confirmation of certain assumptions, and subject to further due diligence (the “Second Offer”). There were no financing contingencies associated with the Second Offer. Allergan orally indicated to Vitae that the Second Offer represented their best and final price for Vitae. The Second Offer requested an exclusive negotiation period that was set to expire at 5:00 p.m. New York City time on September 14, 2016.

On September 6, 2016, representatives of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (“GDSVF&H”), Vitae’s outside legal counsel, provided representatives of Debevoise an initial draft of the merger agreement (the “Merger Agreement”) contemplating a transaction effected through a tender offer followed by a short-form merger under Section 251(h) of the DGCL if, prior to the expiration of the offer period, Vitae’s stockholders tendered shares representing more than 50% of the then outstanding shares of Vitae’s common stock and such tendered shares have been irrevocably accepted for exchange and received by the depositary.

Between September 6, 2016 and September 13, 2016, members of Vitae’s management team and members of Allergan’s business development and research and development teams met multiple times to discuss Vitae’s intellectual property portfolio, pre-clinical and clinical programs, corporate due diligence and other various due diligence matters.

On September 9, 2016, Debevoise sent a revised draft of the Merger Agreement to GDSVF&H. During the period from September 9, 2016 and September 13, 2016, GDSVF&H and Debevoise conducted a number of conference calls and exchanged drafts of the Merger Agreement, during which they negotiated the terms and conditions of the Merger Agreement, including, among others, the antitrust clearance covenant, carve-outs to the definition of material adverse effect, Allergan’s ability to extend the Offer, the drop dead date, the ability of the Vitae Board to change its recommendation and Vitae’s termination fee.

On September 13, 2016, Allergan and its representatives completed its due diligence on Vitae. On the same date, the boards of directors of Parent and Purchaser approved the Merger Agreement and the related transactions by unanimous written consent.

Additionally on September 13, 2016, at a meeting of the Vitae Board, the Vitae Board, among other things, (i) determined that the Merger Agreement and transactions contemplated thereby are fair to and in the best interests of Vitae and its stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by Vitae of the Merger Agreement and the consummation of the transactions contemplated thereby and (iii) resolved to recommend that the holders of Vitae common stock accept the Offer and tender their shares of Vitae common stock pursuant to the Offer.

On the evening of September 13, 2016, Vitae, Parent and Purchaser entered into the Merger Agreement.

On the morning of September 14, 2016, Vitae and Allergan issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release has been filed as Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC and is incorporated herein by reference.

On September 26, 2016, Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with Vitae and its directors, officers and stockholders.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or Vitae. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Vitae to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before September 27, 2016. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on October 24, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any Offer Condition, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that Vitae’s prior written approval is required for Parent and Purchaser to:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive, amend or modify the Minimum Tender Condition or the Termination Condition;

•	add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of Shares;

•	except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer;

•	change the form of consideration payable in the Offer;

•	otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to holders of Shares; or

•	except as otherwise provided in the Merger Agreement, provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	if any Offer Condition (other than the Minimum Tender Condition) has not been satisfied or waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than ten business days each (or such longer period as Vitae may agree);

•	Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff thereof or The NASDAQ Global Market applicable to the Offer;

•	if each Offer condition (other than the Minimum Tender Condition) shall have been satisfied or waived, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer at the request of Vitae for one or more consecutive increments of not more than ten business days each; and

•	if all of the Offer conditions (other than the Minimum Tender Condition are satisfied, all comments of the SEC or its staff applicable to the Offer or related documents have been resolved and no rule, regulation or interpretation of the SEC or its staff applicable to the Offer would require Parent or Purchaser to extend the Offer, then Purchaser shall only be required to extend the Offer and the Expiration Date beyond the then existing Expiration Date for up to three consecutive additional periods not to exceed an aggregate of thirty business days to permit the Minimum Tender Condition to be satisfied (provided that each such period will be ten business days unless Vitae agrees otherwise); provided that Purchaser may, in its discretion (and without the consent of Vitae), continue to extend the Offer beyond the additional thirty business day period for additional periods of up to ten business days each (the length of such period to be determined by Parent and Purchaser).

However, Purchaser is not required to extend the Offer beyond the Outside Date and will not extend the Offer beyond the Outside Date without Vitae’s consent.

Purchaser has agreed that it will terminate the Offer promptly upon any termination of the Merger Agreement (and in any event within one business day of such termination).

Board of Directors and Officers. Under the Merger Agreement, subject to applicable law, Parent, Purchaser and Vitae have agreed to take all necessary action to ensure that the Vitae Board immediately prior to the Acceptance Time remains in place until immediately prior to the Effective Time, and that the board of directors of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time, and that the officers of the Surviving Corporation will consist of the officers of Vitae immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Vitae, and the separate existence of Purchaser will cease, and Vitae will continue as the Surviving Corporation after the Merger. The Merger will be governed by Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Vitae have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the acceptance for payment of Shares pursuant to the Offer without a meeting of Vitae’s stockholders in accordance with Section 251(h) of the DGCL.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time.

The obligations of Vitae, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	There is no law or order, injunction or decree enacted, enforced, amended, issued, in effect or deemed applicable to the Merger, by any governmental entity that is in effect, and no governmental entity has taken any other action, in each case the effect of which is to make illegal or otherwise prohibit consummation of the Merger; and

•	Purchaser must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer.

Conversion of Capital Stock at the Effective Time. Shares issued and outstanding immediately prior to the Effective Time (other than Shares held by Vitae as treasury stock or Shares held by Parent or Purchaser, which will be canceled and cease to exist without consideration or payment, and other than Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be converted at the Effective Time into the right to receive $21.00 per Share, net to the seller in cash, without interest and less and applicable withholding taxes (the “Merger Consideration”).

Each share of Purchaser’s common stock issued and outstanding prior to the Effective Time will be converted into one fully paid share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares which immediately prior to the Effective Time represented Shares will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, the rights set forth in Section 262 of the DGCL.

Treatment of Equity Awards. Pursuant to the Merger Agreement, each option (other than rights under the Company 2014 Employee Stock Purchase Plan) to purchase Vitae common stock granted under a Company Stock Plan that is outstanding and unexercised immediately prior to the Effective Time will vest in full and automatically be canceled and terminated immediately prior to the Effective Time in consideration for the right to receive a cash payment equal to the product of (i) the total number of Shares underlying such Company Option and (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Option without interest and subject to any applicable withholding or other taxes required by applicable law.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Vitae, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Vitae to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Vitae has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	the absence of undisclosed liabilities;

•	the absence of specified changes or events;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	real property matters;

•	material contracts;

•	the absence of litigation;

•	permits and licenses and compliance with laws;

•	compliance with anti-corruption and anti-bribery laws;

•	regulatory compliance;

•	environmental matters;

•	intellectual property;

•	privacy, data and computer systems;

•	insurance;

•	brokers’ fees and expenses;

•	state takeover statutes; and

•	the opinion of its financial advisor.

Some of the representations and warranties in the Merger Agreement made by Vitae are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, development, effect or occurrence that (i) has a material adverse effect on the business, assets, financial condition or results of operations of Vitae, or (ii) prevents or materially delays the ability of Vitae to perform its obligations under the Merger Agreement in any material respect. Clause (i) of the definition of “Company Material Adverse Effect” excludes the following, either alone or in combination, from constituting or being taken into account in determining whether there has been a Company Material Adverse Effect:

(A) general conditions (or changes therein) in the industries in which Vitae operates;

(B) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world;

(C) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof);

(D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts or threat of war (whether or not declared), sabotage, terrorism or any epidemics;

(E) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crisis;

(F) the failure, in and of itself, of Vitae to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after September 13, 2016, or changes or prospective changes in the market price or trading volume of Vitae common stock or the credit rating of Vitae (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition);

(G) the announcement, pendency and consummation of any of the Transactions, including (1) any legal proceeding in respect of the Merger Agreement or any of the Transactions and (2) any loss of or change in relationship with any customer, supplier, vendor, service provider, collaboration partner or any other business partner, or departure of any employee or officer, of Vitae;

(H) the compliance with the covenants contained in the Merger Agreement;

(I) (1) any action taken by the Company at Parent’s written request or with Parent’s written consent or (2) the failure to take any action by the Company if that action is prohibited by the Merger Agreement to the extent that Parent fails to give its consent after receipt of a written request therefor;

(J) any regulatory or clinical changes, events or developments or any other actions or inactions after the date of the Merger Agreement with respect to any completed clinical studies or specified studies set forth in Section 9.03(a) of the confidential disclosure letter delivered by Vitae to Parent in connection with the Merger Agreement or with respect to any product of any competitor of Vitae (including, for the avoidance of doubt, with respect to any clinical studies or results or announcements thereof, any and all efficacy outcomes and any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse events or safety observations); and

(K) the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates;

except, (x) in the case of clause (A), (B) or (C), to the extent that Vitae is materially disproportionately affected thereby as compared with other participants in the industries in which Vitae operates and (y) in the case of clause (J) to the extent such change, event or development, action or inaction results from fraud by Vitae (in which case such change, event or development, action or inaction, to the extent resulting from fraud by Vitae, may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Vitae with respect to:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	broker’s fees and expenses;

•	absence of litigation;

•	ownership of securities of Vitae; and

•	sufficiency of funds to consummate the Offer and the Merger.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or the ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement survive the Effective Time.

Conduct of Business Pending the Merger. Vitae has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as expressly provided by the Merger Agreement or as disclosed prior to execution of the Merger Agreement in Vitae’s confidential disclosure letter delivered to Parent in connection with the Merger Agreement, Vitae will use commercially reasonable efforts to (x) preserve intact its present business organization, (y) keep available the services of its present executive officers and key employees and (z) preserve its present relationships with customers, suppliers, licensors, licensees, distributors and others having material business dealings with it.

Vitae has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, except as consented to in writing by Parent (which consent may not be unreasonably conditioned, withheld or delayed), as expressly provided for by the Merger Agreement or as agreed to by the parties and disclosed prior to execution of the Merger Agreement in Vitae’s confidential disclosure letter, Vitae will not, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	enter into any new material line of business;

•	issue, deliver, sell, authorize or pledge any securities of Vitae, other than Shares issuable upon exercise of the options or warrants outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	repurchase, redeem, offer to redeem or otherwise acquire any securities of Vitae or any options, warrants or other rights to acquire any such securities except for (A) acquisitions of shares of Vitae common stock in connection with the surrender of shares of Vitae common stock by holders of Vitae stock options in order to pay the exercise price of Vitae stock options, (B) the withholding of shares of Vitae common stock to satisfy tax obligations with respect to awards granted pursuant to the Vitae stock plans and (C) the acquisition by Vitae of Vitae stock options in connection with the forfeiture of such awards;

•	split, combine or reclassify any Vitae securities;

•	declare, set aside, make or pay any dividend or distribution on any shares of any Vitae securities;

•	amend its certificate of incorporation or bylaws or comparable organizational documents;

•	acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any entity or division thereof or any other person (other than Vitae), if the aggregate amount of consideration paid or transferred by Vitae would exceed $250,000;

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization, restructuring or other reorganization of Vitae;

•	incur or materially modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another person;

•	issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person;

•	enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than (A) interest rate and other hedging arrangements on customary commercial terms in the ordinary course of business consistent with past practice or (B) short-term borrowings incurred in the ordinary course of business not in excess of $250,000 in aggregate principal amount outstanding at any one time;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than to or in (A) Vitae, (B) any acquisition not in violation of the Merger Agreement or (C) advances to Vitae’s employees in the ordinary course of business and consistent with past practice;

•	make any change in accounting methods, principles or practices materially affecting the reported assets, liabilities or results of operations of Vitae or materially revalue any of its assets, except as may be required (i) by United States general accepted accounting principles (“GAAP”) (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by law, including Regulation S-X promulgated under the Securities Act of 1933, as amended (the “Securities Act”);

•	make or change any material tax election, adopt or change any accounting method for tax purposes that has a material effect on taxes, extend the statute of limitations (or file any extension request) relating to material taxes with any governmental entity, surrender any right to claim a material tax refund, amend any material tax return, or settle or compromise, or offer to settle or compromise, any material tax liability or refund (except as required by law);

•	adopt, enter into or establish any collective bargaining agreement, benefit plan or benefit agreement;

•	amend, modify or terminate any collective bargaining agreement, benefit plan or benefit agreement, other than in the ordinary course of business;

•	grant to any director or executive officer any material increase in compensation (with any retention bonuses, transaction bonuses and change in control severance payments being deemed material for this purpose regardless of amount);

•	grant to any director or executive officer any increase in or accelerate the vesting, payment or amount of severance or termination pay;

•	enter into any employment, consulting, severance or termination agreement with any director or executive officer;

•	take any action to accelerate any rights or benefits under any benefit plan or benefit agreement;

•	hire any employee other than to fill a vacancy (including an open requisition, but other than an executive officer) or terminate any employee other than for misconduct or other acts constituting cause;

•	incur any capital expenditure or any obligations or liabilities in respect thereof, except according to the Company’s capital expenditure budget and those that do not exceed $250,000;

•	pay, discharge, settle compromise or satisfy any legal proceeding in excess of $250,000 individually or $500,000 in the aggregate;

•

sell, lease (as lessor), license or otherwise dispose of (including through any “spin-off”), or pledge, encumber or otherwise subject to any lien (other than a permitted lien), any properties or assets (other than intellectual property) that are material, individually or in the aggregate, to Vitae except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business and (ii) pursuant to contracts to which Vitae is a party made available to Parent and in effect prior to the date of the Merger Agreement;

•	sell, assign, license or otherwise transfer or dispose of any of Vitae’s material intellectual property, except (i) for licenses (including sublicenses) to intellectual property granted in the ordinary course of business, (ii) pursuant to previously existing contracts, or (iii) abandonment or other disposition of any of Vitae’s intellectual property at the end of the applicable statutory term;

•	fail to maintain in full force and effect insurance policies covering Vitae and its properties, businesses, assets and operations in a form and amount consistent with past practice in all material respects;

•	enter into, terminate or materially amend or modify specified material contracts outside of the ordinary course of business; or

•	authorize, commit or agree to take any of the foregoing actions.

Access to Information. From and after the date of the Merger Agreement, subject to the requirements of applicable law, Vitae has agreed to provide Parent, Purchaser and their officers, directors, employees, investment bankers, attorneys, other advisors or other representatives reasonable access during normal business hours to Vitae’s respective properties, as Parent may reasonably request, subject to customary exceptions and limitations.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification and insurance rights in favor of Vitae’s current and former directors and officers, who we refer to as “indemnitees.” Specifically, Parent and Purchaser have agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Vitae’s certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Vitae or listed on the confidential disclosure letter provided by Vitae to Parent with respect to all matters occurring prior to or at the Effective Time will survive the Offer Closing and the Merger and will continue in full force and effect in accordance with their respective terms.

At or prior to the Effective Time, the Company may obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the transactions contemplated thereby) for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, covering each indemnified party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any indemnified party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”). However, the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the acceptance for payment of, and payment by Purchaser for, any Shares pursuant to the Offer and ending six years from the Effective Time, Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Transactions). However, neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies, and, if the annual premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most comparable policy available for an annual premium equal to such amount and Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are, individually and in the aggregate, no less favorable to any indemnified party.

Reasonable Best Efforts. Each of Vitae, Parent and Purchaser has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable and in any event by or before the Outside Date, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary or advisable actions or non-actions, waiting period expirations or terminations, waivers and consents from, the making of all necessary registrations, declarations and filings with and the taking of all reasonable steps as may be necessary to avoid a proceeding by any governmental entity with respect to the Merger Agreement or the transactions contemplated by the Merger Agreement and (ii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement. In connection with and without limiting the foregoing, Vitae and the Vitae Board have agreed to (A) take all action necessary to ensure that no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover law (each, a “Takeover Law”) or similar statute or regulation is or becomes applicable to the Merger Agreement or any transaction contemplated by the Merger Agreement and (B) if any Takeover Law or similar statute or regulation becomes applicable to the Merger Agreement or any transaction contemplated by the Merger Agreement, use its reasonable best efforts take all action necessary to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such statute or regulation on the Merger Agreement and the transactions contemplated by the Merger Agreement.

Parent and Vitae have also agreed to, in consultation and cooperation with the other, each file, or cause their ultimate parent entities as that term is defined in the HSR Act to file, with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the notification and report form, if any, required under the HSR Act for the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement as promptly as practicable (but in no event later than fifteen business days after the date of the Merger Agreement (unless Parent and Vitae mutually agree otherwise)). Each of Parent and Vitae have agreed to (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act, (ii) give the other party reasonable prior notice of any written filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other governmental entity regarding the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable law or by the applicable governmental entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting in person with any governmental entity in respect of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement without the other party, (B) give the other party reasonable prior notice of any such meeting, (C) in the event one party is prohibited by applicable law or by the applicable governmental entity from participating in or attending any such meeting, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity and (E) furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (iv) if advisable, comply with any inquiry or request from the FTC, the DOJ or any other governmental entity as promptly as reasonably practicable. Notwithstanding the foregoing or any other provision of the Merger Agreement to the contrary, Vitae and Parent have agreed that Parent shall, on behalf of the parties, control and make the final determination as to the appropriate strategy relating to any filing or submission which is necessary under the HSR Act, including with respect to any filings, notifications, submissions and communications with or to any governmental entity.

In furtherance and not in limitation of the foregoing, Parent and Purchaser have agreed to take any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the HSR Act that may be required by any governmental entity, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of Parent or Vitae or any of their respective subsidiaries, (ii) terminating, relinquishing, modifying, or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of Parent or Vitae or their respective subsidiaries and (iii) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent or Vitae or their respective subsidiaries (each a “Remedial Action”). Notwithstanding the foregoing, neither Parent, Purchaser nor Vitae shall be obligated to agree to, commit or effect, any Remedial Action unless such Remedial Action is conditioned upon, or will occur subsequent to, consummation of the transactions contemplated by the Merger Agreement; and further, in no event shall Parent or Purchaser be required to offer, agree to, commit or effect, any Remedial Action with respect to, or other disposition of or restriction on, a specified product listed on Section 6.02(c) of the confidential disclosure letter delivered by Vitae to Parent in connection with the Merger Agreement.

In no event will Parent, Purchaser or any of their respective subsidiaries be obligated to litigate or participate in the litigation of any action, whether judicial or administrative, brought by any governmental entity challenging or seeking to restrain, prohibit or place conditions on the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Employee Matters. Parent has agreed to (or cause the Surviving Corporation to), from and after the date of the Offer Closing (the “Offer Closing Date”) and for a period of one year following the Effective Time (the “Continuation Period”), provide to each individual who is employed by Vitae immediately prior to the Effective Time and who continues employment with Parent or the Surviving Corporation (each, a “Company Employee”), during such Company Employee’s period of employment following the Effective Time, (i) base salary or base wages (excluding equity compensation) that is no less favorable than those provided to such Company Employee immediately prior to the Offer Closing Date, (ii) cash incentive opportunities (excluding equity compensation) that are not materially less favorable in the aggregate than those provided to similarly situated employees of Parent and (iii) employee benefits (including severance and termination benefits but excluding cash and equity incentive compensation, employee stock purchase plan participation and change-in-control benefits) that are not materially less favorable in the aggregate than either (at Parent’s discretion) (x) those provided to similarly situated employees of Parent and Purchaser or (y) those in effect immediately prior to the Effective Time.

If the Effective Time occurs in 2016, Parent will (or cause the Surviving Corporation to) pay to each Company Employee cash incentive compensation in respect of the 2016 fiscal year in an amount equal to such Company Employee’s target annual cash bonus for the 2016 fiscal year. No further payment of cash incentive compensation shall be made to Company Employees in respect of the 2016 fiscal year of Vitae. Company Employees will participate in the applicable cash incentive program of Parent and its affiliates for similarly situated employees for the 2017 fiscal year.

To the extent that they become entitled to participate in the plans of Parent, the Surviving Corporation or their respective affiliates (the “Surviving Corporation Plans”), such participation will be on the same terms and conditions and to the same extent as other similarly situated employees of Parent, the Surviving Corporation and their respective affiliates.

From and after the Offer Closing Date, Parent will (or will cause the Surviving Corporation to) honor all of Vitae’s employment, severance, retention, termination and change in control plans, policies, programs, agreements and arrangements, as in effect at the Offer Closing Date.

Company Employees will receive service credit for purposes of eligibility, level of benefits, vesting, benefit accruals and early retirement subsidies under all Surviving Corporation Plans, provided that the foregoing will not apply (x) for purposes of benefit accrual under any defined benefit pension plan or with respect to retiree medical or life insurance benefits or (y) to the extent that its application would result in a duplication of benefits.

The Merger Agreement also requires Parent to (or cause the Surviving Corporation to) give appropriate credit to Company Employees (and their eligible dependents and beneficiaries) under analogous welfare benefit plans by (i) waiving all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements , (ii) crediting Company Employees for any co-payments and deductibles paid in the elapsed portion of the applicable plan year prior to such commencement of participation, and (iii) waiving any waiting period or evidence of insurability requirement.

At least five business days before the Offer Closing Date, Vitae has agreed to take all steps necessary to terminate the Vitae Pharmaceuticals, Inc. 401(k) Plan and all benefit plans that are intended to be qualified within the meaning of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended.

Security Holder Litigation. Until the termination of the Merger Agreement, Vitae shall provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by Vitae in connection with any stockholder litigation against Vitae and its directors relating to any transaction contemplated by the Merger Agreement, and Vitae shall give reasonable and good faith consideration to any comments proposed by Parent. In no event shall Vitae enter into, agree to or disclose any settlement with respect to such stockholder litigation without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned. Each of Parent and Vitae shall notify the other promptly of the commencement of any such stockholder litigation of which it has received notice.

No Solicitation. Vitae agreed immediately upon execution of the Merger Agreement not to, (i) directly or indirectly solicit, initiate or knowingly encourage the submission of any Company Takeover Proposal, (ii) enter into any agreement or understanding with respect to any Company Takeover Proposal or (iii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate the making of any proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal. Vitae shall, and shall cause its representatives to, immediately (i) cease all discussions and negotiations regarding any inquiry, proposal or offer pending on the date of the Merger Agreement that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any person within the last six months for the purposes of evaluating a possible Company Takeover Proposal and (iii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.

However, prior to the Offer Closing Date, in response to a Company Takeover Proposal that did not result from a material breach of the aforementioned non-solicitation obligations and that the Vitae Board determines, in good faith, after consultation with outside counsel and a financial advisor, constitutes or could reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), Vitae may (A) furnish information with respect to Vitae to the person making such Qualifying Company Takeover Proposal and its representatives pursuant to an acceptable confidentiality agreement so long as Vitae also provides Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to Vitae furnished to such other person which was not previously furnished to Parent, and (B) participate in discussions or negotiations with such person and its representatives regarding such Qualifying Company Takeover Proposal; provided that Vitae may only take the actions described in clause (A) or (B) above, if the Vitae Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable law.

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined in good faith by the Vitae Board) of the assets of Vitae, or (B) 20% or more of the aggregate voting power of the capital stock of Vitae or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Vitae that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Vitae or of the surviving entity or the resulting direct or indirect parent of Vitae or such surviving entity, other than, in each case, the Transactions.

“Qualifying Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined in good faith by the Vitae Board) of the assets of Vitae, or (B) 20% or more of the aggregate voting power of the capital stock of Vitae or (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving Vitae that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of Vitae or of the surviving entity or the resulting direct or indirect parent of Vitae or such surviving entity, other than, in each case, the Transactions.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the date of the Merger Agreement that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) more than 50% of the aggregate voting power of the capital stock of Vitae or of the surviving entity or the resulting direct or indirect parent of Vitae or such surviving entity or (ii) more than 50% (based on fair market value thereof, as determined by the Vitae Board) of the assets of Vitae, on terms which the Vitae Board determines, in good faith, after consultation with outside counsel and a financial advisor, are, if consummated, more favorable from a financial point of view to the stockholders of Vitae than the Transactions, taking into account all financial, legal, financing, regulatory and other aspects of such Company Takeover Proposal and of the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent and any fees to be paid by Vitae for terminating the Merger Agreement).

Recommendation Change. As described above, and subject to the provisions described below, the Vitae Board has determined to recommend that the stockholders of Vitae accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Vitae Board recommendation.” The Vitae Board also agreed to include the Vitae Board recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Except as described below, neither the Vitae Board nor any committee thereof may:

(i)	withdraw or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw or modify in a manner adverse to Parent or Purchaser, the Vitae Board Recommendation referred to in the Merger Agreement; or

(ii)	approve or recommend, or propose publicly to approve or recommend, any Company Takeover Proposal or resolve or agree to take any such action(any action described in the foregoing paragraphs (i) through (ii) is referred to as an “Adverse Recommendation Change”); or

(iii)	approve or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement providing for any Company Takeover Proposal other than a confidentiality agreement entered into in accordance with the Merger Agreement or agree or publicly propose to take any such action.

Vitae and Parent have agreed that a customary “stop, look and listen” communication by the Vitae Board or any committee thereof pursuant to Rule 14d-9(f) promulgated under the Exchange Act will not, in and of itself, constitute an Adverse Recommendation Change.

However, at any time prior to the Offer Closing Date, the Vitae Board may, subject to compliance with other provisions summarized under “— No Solicitation” and “— Changes of Recommendation” above, effect an Adverse Recommendation Change (1) in response to a Superior Company Proposal or (2) in response to an Intervening Event (as defined below). However, such action may only be taken if:

(i)	the Vitae Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

(ii)	(1) the Vitae Board shall have given Parent at least four business days’ prior written notice of its intention to take such action and a description of the reasons for taking such action, (2) Vitae shall have negotiated, and shall have caused its representatives to negotiate in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, Vitae’s Board shall have considered in good faith any revisions to the Merger Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by Vitae, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such recommendation change or to terminate the Merger Agreement to accept a Superior Company Proposal would be inconsistent with its fiduciary duties under applicable law and, with respect to a Superior Company Proposal, that such Superior Company Proposal constitutes a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) of such Superior Company Proposal, Vitae shall, in each case, deliver to Parent an additional notice consistent with that described in clause (1) above (except that the four-business day notice period referred to in clause (1) above shall instead be equal to two business days) during which time Vitae shall be require to comply with the foregoing covenants, including clause (1) through (4) above.

“Intervening Event” means a material event, change, effect, development, condition or occurrence that affects (a) the business, assets, financial condition or continuing results of operations of Vitae, or (b) the stockholders of Vitae, in either case that (1) was neither known nor reasonably foreseeable by the Vitae Board as of the date of the Merger Agreement and (2) does not relate to a Company Takeover Proposal.

Termination. The Merger Agreement may be terminated as follows:

(i)	by mutual written consent of Parent, Purchaser and Vitae;

(ii)	by either Vitae or Parent, if (a) the Offer Closing Date has not occurred on or before February 13, 2017; provided that in the event that the Offer Closing Date would have occurred by February 13, 2017 but for the fact that any waiting period under the HSR Act (and any extensions thereof) applicable to the purchase of shares of Vitae common stock pursuant to the Offer and the consummation of the Merger shall have neither expired nor been terminated on or prior to February 13, 2017, then the Outside Date shall be automatically extended to March 13, 2017 or (b) any Legal Restraint permanently preventing or prohibiting the Offer or the Merger shall be in effect and shall have become final and non-appealable;

(iii)	by Parent, if Vitae breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, which breach or failure to perform would give rise to the failure of the Offer Conditions and cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Vitae of such breach and (y) the Outside Date;

(iv)	by Parent, prior to the Offer Closing Date, if (a) an Adverse Recommendation Change has occurred or (b) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have publicly announced, within ten business days after the commencement of such tender or exchange offer, that Vitae recommends rejection of such tender or exchange offer;

(v)	by Vitae, if Purchaser shall have terminated the Offer prior to its expiration date (as such expiration date may be extended, other than in accordance with the Merger Agreement;

(vi)	by Vitae, if Parent or Purchaser breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (a) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (b) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser of such breach and (y) the Outside Date (provided that Vitae is not then in material breach of any representation, warranty or covenant contained in the Merger Agreement); or

(vii)	by Vitae, if (a) the Vitae Board has received a Superior Company Proposal that did not result from a material breach of Vitae’s obligations, (b) the Vitae Board has complied with the applicable provisions and (c) the Vitae has paid, or simultaneously with the termination of the Merger Agreement pays, the fee due that is payable if the Merger Agreement is terminated.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents or materially delays (a) the consummation of the Offer, the Merger and the other Transactions or (b) the ability of Parent to perform its obligations under the Merger Agreement in any material respect.

Effect of Termination. If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent or Purchaser, on the one hand, or Vitae, on the other hand except (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Vitae Termination Fee” below and (ii) to the extent that such termination results from the willful and material breach by a party of any representation, warranty or covenant set forth in the Merger Agreement.

Vitae Termination Fee. Vitae shall pay to Parent a fee of $19,160,000 (the “Company Termination Fee”) if:

(i)	Vitae terminates the Merger Agreement in connection with receiving a Superior Company Proposal;

(ii)	Parent terminates the Merger Agreement in connection with the occurrence of Adverse Recommendation Change or a tender or exchange offer relating to securities of Vitae shall have been commenced and Vitae shall not have publicly announced, within ten business days after the commencement of such tender or exchange offer, that Vitae recommends rejection of such tender or exchange offer; or

(iii)	(A) after the date of the Merger Agreement, a Company Takeover Proposal is publicly proposed or announced or made known to the Vitae Board and such Company Takeover Proposal is not withdrawn prior to the final expiration date of the Offer, (B) thereafter Merger Agreement is terminated by either Parent or Vitae pursuant to certain terms of the Merger Agreement and (C) within 12 months after such termination, Vitae consummates a Company Takeover Proposal or Vitae enters into a definitive agreement to consummate a Company Takeover Proposal (for these purposes, the references to 20% in the definition of Company Takeover Proposal above will be deemed references to 50% instead).

Specific Performance. The parties have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties further agreed that the parties will be entitled to an injunction or injunctions, or any other form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity.

Expenses. All costs and expenses incurred by the parties in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement

On August 17, 2016, Vitae and Allergan, Inc. (“Allergan US”), a Delaware corporation and wholly owned subsidiary of Allergan, entered into a customary confidentiality agreement in connection with a possible transaction involving Vitae (the “Confidentiality Agreement”). Under the Confidentiality Agreement, Allergan US agreed, subject to certain exceptions, to keep confidential any confidential information concerning Vitae furnished by Vitae to Parent or its representatives. The Confidentiality Agreement also contains a standstill provision which prohibits Allergan from acquiring Shares or soliciting proxies, making a tender offer or forming a “group” as defined in the Exchange Act, with respect to Vitae stock without the consent of Vitae for a period of nine months.

The foregoing summary and description do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreement which is filed as Exhibit (d)(2) and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Vitae.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Vitae. The Offer, as the first step in the acquisition of Vitae, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Vitae or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Vitae. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Vitae.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Vitae before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Vitae in accordance with Section 251(h) of the DGCL.

Plans for Vitae. As soon as practicable after the consummation of the Merger, Allergan will integrate the business, operations and assets of Vitae with Allergan’s existing business. The common stock of Vitae will be delisted and no longer be quoted on NASDAQ.

To the best knowledge of Allergan, Purchaser and Parent, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Vitae, on the one hand, and Allergan, Parent, Purchaser or Vitae, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Vitae entering into any such agreement, arrangement or understanding.

It is possible that certain members of Vitae’s current management team will enter into new employment arrangements with Vitae or Allergan or its subsidiaries after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

The board of directors and officers of the Surviving Corporation at and immediately following the Effective Time will consist of the members of the board of directors of Purchaser immediately prior to the Effective Time and officers of Vitae immediately prior to the Effective Time.

The certificate of incorporation and bylaws of Purchaser immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time, except that the name of the Surviving Corporation will be “Vitae Pharmaceuticals, Inc.”

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Vitae to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Vitae to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Vitae to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Vitae, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Vitae and persons holding “restricted securities” of Vitae to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act, may be impaired or eliminated. We intend and will cause Vitae to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Vitae will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Vitae securities (including the Shares) or set a record date therefor.

15.	Conditions of the Offer.

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, neither Parent nor Purchaser is required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act, pay for any Shares validly tendered and not validly withdrawn, if:

(i)	the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet delivered) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, 12:00 midnight (New York City time), on the Expiration Date, together with any Shares then owned by Parent or Purchaser, does not equal at least one Share more than one half of all Shares then outstanding;

(ii)	any applicable waiting period (or any extension thereof) under the HSR Act shall not have expired or otherwise been terminated;

(iii)	there shall be no judgment issued by any governmental entity of competent jurisdiction or law or other legal prohibition in effect preventing or prohibiting the consummation of the Offer or the Merger; provided that the party seeking to assert this condition shall have complied in all material respects with its obligations pursuant to Section 6.02 of the Merger Agreement with respect to such judgment, law or legal prohibition;

(iv)	(A) any representation and warranty of Vitae set forth in the Merger Agreement (subject to certain limitations) shall not be true and correct at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation and warranty of Vitae with respect to its capital structure shall not be true and correct in all respects at such time, except (1) to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date) and (2) for such inaccuracies that would not result in more than a de minimis increase in the aggregate consideration payable by Parent as contemplated by Article I and Article II of the Merger Agreement and (C) any representation and warranty of Vitae concerning Vitae’s corporate authority, execution of the Merger Agreement, enforceability of the Merger Agreement, the Vitae Board recommendation or the absence of certain changes shall not be true and correct in all respects at such time, except to the extent such representation and warranty expressly relates to a specified date (in which case on and as of such specified date);

(v)	Vitae shall have failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(vi)	there shall have occurred, arisen or became known a change, event, development, effect or occurrence since the date of the Merger Agreement that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(vii)	the Merger Agreement shall have been validly terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in their sole and absolute discretion (except for the Minimum Tender Condition and the Termination Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. However, without the consent of Vitae, we are not permitted to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Minimum Tender Condition or the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer condition in any manner adverse to the holders of Shares, (v) except as otherwise provided in the Merger Agreement, extend the Expiration Date of the Offer, (vi) change the form of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse holders of Shares or (viii) except as otherwise provided in the Merger Agreement, provide for any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Vitae with the SEC and other information concerning Vitae, we are not aware of any governmental license or regulatory permit that appears to be material to Vitae’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Vitae’s business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with the HSR Act. Under the HSR Act, and the related rules and regulations promulgated thereunder, certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Allergan, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15 calendar day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. Each of Allergan and Vitae expect to file by or before October 4, 2016, a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Assuming Allergan files on September 26, 2016, the required waiting period with respect to the Offer will expire at 12:00 midnight, New York City time, on October 24, 2016, unless earlier terminated by the FTC and the Antitrust Division, Allergan elects to withdraw and re-submit its Premerger Notification and Report Forms, or the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Allergan with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of such 10 calendar day waiting period, such waiting period may only be extended by court order (through an injunction preventing the closing) or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Vitae is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Vitae’s failure to file such Premerger Notification and Report Form nor Vitae’s failure to comply with a Second Request issued to Vitae from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. Once the HSR Act waiting period applicable to the Offer expires or is terminated, any purchases by Parent of Shares of Vitae, whether made pursuant to the Offer or not, will be covered for a one-year period following the expiration or termination of the HSR Act waiting period applicable to the Offer. No additional filings will be required under the HSR Act during this one year period.

The FTC or the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Vitae. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Vitae, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Vitae is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Vitae Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Vitae conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Vitae (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Vitae will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Vitae. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Vitae will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Vitae in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Vitae stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex II to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and 20 days after the date of this Schedule 14D-9, deliver to Vitae at Vitae Pharmaceuticals, Inc., 502 West Office Center Drive, Fort Washington, Pennsylvania 19034; Attention: General Counsel, a written demand for appraisal of the Shares held, which demand must reasonably inform Vitae of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Vitae’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Vitae has advised Purchaser that it will file no later than September 26, 2016 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Vitae Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Vitae” above.

Augusta Merger Sub, Inc.

September 26, 2016

SCHEDULE I — INFORMATION RELATING TO ALLERGAN, PARENT AND PURCHASER

Allergan

The following table sets forth information about Allergan’s directors and executive officers as of September 26, 2016. The current business address of each person is c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland, 1 Grand Canal Square, Docklands, Dublin 2, Ireland, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
Paul M. Bisaro	US	Director; Executive Chairman of the Board
Brenton L. Saunders	US	Director; Chief Executive Officer and President
Robert A. Stewart	US	Chief Operating Officer
William Meury	US	Chief Commercial Officer
C. David Nicholson, Ph.D.	US	Chief R&D Officer
Maria Teresa Hilado	US	Chief Financial Officer
A. Robert D. Bailey	US	Chief Legal Officer and Corporate Secretary
Karen Ling	US	Chief Human Resources Officer
James C. D’Arecca	US	Chief Accounting Officer
Nesli Basgoz. M.D.	US	Director
James H. Bloem	US	Director
Christopher W. Bodine	US	Director
Christopher J. Coughlin	US	Director
Michael R. Gallagher	US	Director
Catherine M. Klema	US	Director
Peter J. McDonnell, M.D.	US	Director
Patrick J. O’Sullivan	Ireland	Director
Ronald R. Taylor	US	Director
Fred G. Weiss	US	Director

Executive Officers and Directors of Allergan

PAUL M. BISARO

Mr. Bisaro has served as Executive Chairman of our Board of Directors since July 2014. He previously served as our President and Chief Executive Officer and as Chairman of our Board of Directors beginning October 2013; prior to serving as Chairman he served on the Board of Directors beginning September 2007. Prior to joining Allergan, Mr. Bisaro was President, Chief Operating Officer and a member of the Board of Directors of Barr from 1999 to 2007. Between 1992 and 1999, Mr. Bisaro served as General Counsel of Barr, and from 1997 to 1999, served in various additional capacities including Senior Vice President — Strategic Business Development. Prior to joining Barr, he was associated with the law firm Winston & Strawn and a predecessor firm, Bishop, Cook, Purcell and Reynolds, from 1989 to 1992. Mr. Bisaro also currently serves on the Board of Visitors of the Catholic University of America’s Columbus School of Law and the Boards of Directors of Zimmer Biomet Holdings, Inc. and Zoetis, Inc. Mr. Bisaro holds an undergraduate degree in General Studies from the University of Michigan and a Juris Doctor from Catholic University of America in Washington, D.C.

BRENTON L. SAUNDERS

Mr. Saunders has served as a member of our Board of Directors and as Chief Executive Officer and President since July 2014. He was previously President and Chief Executive Officer of Forest Laboratories, Inc. (“Forest”) beginning October 2013 and a member of the Board of Directors of Forest beginning 2011. Mr. Saunders served as Chief Executive Officer and as a Board Member of Bausch + Lomb Incorporated from March 2010 until August 2013, and as a senior executive with Schering-Plough from 2003 to 2010, most recently as President of Global Consumer Health Care.

He also served as Head of Integration for both Schering-Plough’s merger with Merck & Co. and for Schering-Plough’s $16 billion acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of the Compliance Business Advisory Group at PricewaterhouseCoopers LLP from 2000 to 2003. Prior to that, he was Chief Risk Officer at Coventry Health Care between 1998 and 1999 and a co-founder of the Health Care Compliance Association in 1995. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. In addition to the Bausch + Lomb Board of Directors, he served on the Board of Directors of ElectroCore LLC. He is also the former Chairman of the New York chapter of the American Heart Association. He is currently a member of the Board of Trustees of the University of Pittsburgh, The Business Council and PhRMA. He received a B.A. from the University of Pittsburgh, an M.B.A. from Temple University School of Business, and a J.D. from Temple University School of Law.

ROBERT A. STEWART

Mr. Stewart has served as our Executive Vice President and President, Generic and Global Operations since March 2015. He previously served as our Chief Operating Officer beginning July 2014 and President, Global Operations and Executive Vice President, Global Operations, beginning August 2010. He joined Allergan (then Watson) in November 2009 as Senior Vice President, Global Operations. Prior to joining Allergan, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2002 until 2009, most recently as Divisional Vice President, Global Supply Chain; from 2005 until 2008, as Divisional Vice President, Quality Assurance and prior to that as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations as well as Director of Operations for Abbott’s Whippany plant. Prior to joining Abbott, he worked for Knoll Pharmaceutical Company from 1995 to 2001 and, prior to that, Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management and Finance in 1994 from Fairleigh Dickinson University.

WILLIAM MEURY

Mr. Meury has served as our Executive Vice President and President, Branded Pharma since March 2015. Mr. Meury joined Allergan (then Actavis) in July 2014 as Executive Vice President, Commercial, North American Brands. He previously served as Executive Vice President, Sales and Marketing at Forest. He joined Forest in 1993 and has held positions in Marketing, New Products, Business Development, and Sales. Prior to his role as Executive Vice President, Sales and Marketing, he served as Senior Vice President, Global Commercial and U.S. Marketing and oversaw the activities of several departments including Product Management, Market Research, and Commercial Assessments, as well as Forest’s Global Marketing and Early Commercialization groups. Mr. Meury directed 10 product launches during his tenure at Forest. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He has a B.S. in Economics from the University of Maryland.

C. DAVID NICHOLSON, Ph.D.

Dr. Nicholson has served as Chief R&D Officer since March 2015. Previously he served as Senior Vice President, Global Brands R&D of Actavis since August 2014; Chief Technology Officer and EVP, R&D for Bayer CropScience from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales.

MARIA TERESA HILADO

Ms. Hilado has served as our Executive Vice President, Chief Financial Officer since December 2014. Prior to joining Allergan, Ms. Hilado served as Senior Vice President, Finance and Treasurer of PepsiCo, Inc.

beginning 2009. Ms. Hilado has over 26 years of finance, treasury and strategic experience in large global public corporations across a variety of industries. Prior to joining PepsiCo in 2009, she served as the Vice President and Treasurer at Schering-Plough from 2008 to 2009. Previously, Ms. Hilado served in a variety of senior finance roles including Assistant Treasurer at General Motors (“GM”) Corporation beginning in 1990. At GM, she also held a variety of positions in mergers and acquisitions, labor negotiations, and treasury. She also served as Chief Financial Officer of General Motors Acceptance Corporation Commercial Finance from 2001 to 2005. Ms. Hilado currently serves on the Board of Directors of H.B. Fuller Company, which she joined in October 2013, and from May 2013 until August 2013, served on the Board of Directors of Bausch + Lomb. Ms. Hilado earned an M.B.A. from the University of Virginia’s Darden School of Business Administration, and a B.S. in Management Engineering from Ateneo de Manila University in the Philippines.

A. ROBERT D. BAILEY

Mr. Bailey has served as our Executive Vice President, Chief Legal Officer and Corporate Secretary since July 2014. He previously served from November 2013 to June 2014 as Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of Forest. Prior to that, he served in various capacities at Bausch + Lomb beginning in 1994, including, from 2007 to 2013, as Executive Vice President, Law, Policy and Communications. Before joining Bausch + Lomb, Mr. Bailey was an attorney at Nixon Peabody (formerly Nixon Hargrave Devans & Doyle). Mr. Bailey received his J.D. from the University of Minnesota and his B.A. from St. Olaf College in Northfield, MN.

KAREN LING

Ms. Ling has served as our Executive Vice President, Chief Human Resources Officer since July 2014. She previously served as Senior Vice President and Chief Human Resources Officer at Forest beginning January 2014. Ms. Ling joined Forest from Merck & Co., where she served as Senior Vice President, Human Resources, for the company’s Global Human Health and Consumer Care businesses worldwide beginning in November 2011. Prior to that, she was Vice President, Compensation and Benefits at Merck and Group Vice President, Global Compensation & Benefits at Schering-Plough (which was acquired by Merck). Prior to joining Schering-Plough in 2008, Ms. Ling spent 14 years at Wyeth in various positions of responsibility in human resources and in Wyeth Pharmaceutical’s Labour and Employment Department. Before joining Wyeth, Ms. Ling was an attorney at Goldstein and Manello, P.C. in Boston. Ms. Ling holds a J.D. from Boston University School of Law and a B.A. from Yale University.

JAMES C. D’ARECCA

Mr. D’Arecca has served as our Chief Accounting Officer since August 2013. Prior to joining Actavis, Mr. D’Arecca held a similar position at Bausch + Lomb. Prior to joining Bausch + Lomb, Mr. D’Arecca worked for Merck & Co. where he was Executive Director and Business Development Controller responsible for being the primary liaison between the Controller’s organization and the business development and corporate licensing functions. Prior to joining Merck, Mr. D’Arecca was Executive Director and Assistant Controller at Schering-Plough. Mr. D’Arecca also spent 13 years with PricewaterhouseCoopers as a Certified Public Accountant. Mr. D’Arecca received his M.B.A. from Columbia University and his B.S. in Accounting from Rutgers University.

NESLI BASGOZ, M.D.

Dr. Basgoz joined the Board of Directors in July 2014. She previously served as a member of the Board of Directors of Forest beginning 2006. Dr. Basgoz is currently the Associate Chief and Clinical Director for Clinical Affairs, Division of Infectious Diseases at Massachusetts General Hospital (“MGH”). She has served for many years on the MGH Board of Trustees and on the Board of Partners Healthcare. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Previously, she served as Clinical Director in the Infectious Diseases Division of MGH for six years. Dr. Basgoz earned her MD degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. She is board certified in both infectious diseases and internal medicine.

JAMES H. BLOEM

Mr. Bloem joined the Board of Directors in October 2013. He previously served as a member of the Warner Chilcott plc (“Warner Chilcott”) Board of Directors beginning 2006 and was a member of the Board of Directors of one of Warner Chilcott’s predecessor companies from 1996 to 2000. Mr. Bloem retired from Humana Inc., one of the nation’s largest health benefit companies, on December 31, 2013, after 13 years as Humana’s Senior Vice President, Chief Financial Officer and Treasurer. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities. Mr. Bloem also serves as Chairman of the Board of Directors of ResCare, Inc. and is also a director of Rotech Healthcare, Inc., Genesis Healthcare, Inc. and York Risk Services Group, Inc.

CHRISTOPHER W. BODINE

Mr. Bodine joined the Board of Directors in 2009. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President — Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (NACDS), and the NACDS Pharmacy Affairs and Leadership Committees. Mr. Bodine also previously served as a director with Nash Finch.

CHRISTOPHER J. COUGHLIN

Mr. Coughlin joined the Board of Directors in July 2014. He previously served as a member of the Board of Directors of Forest beginning 2011. Mr. Coughlin is currently a Senior Advisor to McKinsey & Co., a role he has had since 2012. He was Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010. During his tenure, he played a central role in the separation of Tyco into five independent, public companies. Mr. Coughlin served as Senior Advisor to the CEO and Board of Directors of Tyco until September 2012. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Drug. Mr. Coughlin is currently serving as the Chairman of the Board of Dun & Bradstreet, where he is a former member of the Audit Committee, chairs the Nominating and Governance Committee, and is a member of the Compensation and Benefits Committee. He also serves on the Board of Directors of Alexion Pharmaceuticals where he is Chair of the Audit Committee and a member of the Pharmaceutical Compliance and Quality Committee. He is also on the Board of Directors of Hologic, Inc., where he sits on the Audit and Finance Committee. In addition, Mr. Coughlin previously served on the Boards of Directors of Covidien, Dipexium, the Interpublic Group of Companies, Monsanto Company and Perrigo Company.

MICHAEL R. GALLAGHER

Mr. Gallagher joined the Board of Directors in March 2015. He previously served on the Allergan, Inc. Board of Directors from 1998 until our acquisition of Allergan, Inc. In 2004, Mr. Gallagher retired as Chief Executive Officer and as a Director of Playtex Products, Inc. Prior to joining Playtex in 1995, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc; President and Chief Executive Officer of Eastman Kodak’s subsidiary, L&F Products; President of the Lehn & Fink Consumer Products Division at Sterling Drug, General Manager of the Household Products Division of the Clorox Company, and Brand Manager of The Procter & Gamble Company. Mr. Gallagher is a member and past Chairman of the Board of Advisors of the Haas School of Business, University of California, Berkeley.

CATHERINE M. KLEMA

Ms. Klema joined the Board of Directors in 2004. She is currently President of Nettleton Advisors LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema served as a director of Pharmaceutical Product Development, Inc., a global contract research organization, from 2000 to 2011. In March 2012, Ms. Klema was appointed to the Montefiore Health System Board of Trustees.

PETER J. MCDONNELL, M.D.

Dr. McDonnell joined the Board of Directors in March 2015. He previously served as a member of the Allergan, Inc. Board of Directors from 2013 until our acquisition of Allergan, Inc. Dr. McDonnell is currently the Director and William Holland Wilmer Professor of the Wilmer Eye Institute of the Johns Hopkins University School of Medicine since 2003. Dr. McDonnell also serves as the Chief Medical Editor of Ophthalmology Times since 2004, and has served on the editorial boards of numerous ophthalmology journals. Dr. McDonnell also served as the Assistant Chief of Service at the Wilmer Institute from 1987 to 1988. Dr. McDonnell also serves as the President and a director of the National Alliance for Eye and Vision Research and the Alliance for Eye and Vision Research. He served as a consultant to the United States Department of Health and Human Services in 1996. Dr. McDonnell served as a full-time faculty at the University of Southern California from 1988 until 1999, where he advanced to the rank of professor in 1994.

PATRICK J. O’SULLIVAN

Mr. O’Sullivan joined the Board of Directors in October 2013. He previously served as a member of Warner Chilcott’s Board of Directors beginning 2009. He retired from LEO Pharma A/S in 2006, after 30 years of service with LEO. Prior to his retirement, Mr. O’Sullivan served in positions of increasing responsibility with LEO, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog. Currently, Mr. O’Sullivan is a pharmaceutical business consultant and serves on the Board of Directors of Amarin Corporation plc, where he is a member of the Audit Committee and chairs the Nominating and Corporate Governance Committee.

RONALD R. TAYLOR

Mr. Taylor joined the Board of Directors in 1994. Mr. Taylor is currently the President of Tamarack Bay, LLC, a private consulting firm. He has been a director of ResMed Inc., a medical device manufacturer, since 2005 and currently serves as the lead director and Chair of its Nominating and Governance Committee. He has also been a director of Tillster, Inc. since 2002 and is currently the Chairman of Tillster’s Board of Directors. He also served as a member of the Board of Directors of Red Lion Hotels Corporation from 1998 until 2014 and as a member of the Board of Directors and of the Compensation Committee of Aethon Inc. from 2005 until 2014. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001.

FRED G. WEISS

Mr. Weiss joined the Board of Directors in 2000. Mr. Weiss is currently the managing director of the consulting firm FGW Consultancy LLC and was previously the managing director of FGW Associates, Inc., a position he held beginning 1997. Prior to joining FGW he served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss is also an Independent Vice-Chairman of the Board of Directors and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. In this capacity, and pursuant to BlackRock’s policies, Mr. Weiss has oversight responsibility for finance and accounting matters, and has no responsibility for, or discretion concerning, any of BlackRock’s investment decisions. Additionally, Mr. Weiss has been a Director of the Michael J. Fox Foundation for Parkinson’s Research since 2000 and also serves as its Treasurer and as the Chair of its Finance Committee.

Parent

The following table sets forth information about Parent’s directors and executive officers as of September 26, 2016. The current business address of each person is c/o Allergan Holdco US, Inc., 2444 Dupont Drive, Irvine, California 92612, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
Marc Forth	US	Director; President
Patrick Johnson	US	Vice President
Tracie Barry	US	Vice President
Matthew Brady	US	Director; Secretary
Stephen M. Kaufhold	US	Treasurer
Kei Chin “Debbie” Huang	US	Assistant Secretary
Matthew Alvarez	US	Director
Lawrence Bitton	US	Director
Don Frail	US	Director

Executive Officers and Directors of Parent

MARC FORTH

Mr. Forth has served as Vice President of Parent since July 2016. He has served as Vice President, Sales and Marketing Neurosciences at Allergan since December 2013. Previously from 2008 to December 2013, Mr. Forth served as Vice President, Sales and Marketing, Urology at Allergan.

PATRICK JOHNSON

Mr. Johnson has served as Vice President of Parent since July 2016. Since 2014, Mr. Johnson has served as Vice President of Business Development at Allergan. From 2011 to 2014, Mr. Johnson served as Director of Business Development at Allergan.

TRACIE BARRY

Ms. Barry has served as Vice President of Parent since July 2016. She has served as a Senior Director of Human Resources at Allergan since 2008.

MATTHEW BRADY

Mr. Brady has served as a member of the Board of Directors and as Secretary of Parent since July 2016. Mr. Brady has served as Associate Vice President, Intellectual Property at Allergan since 2011.

STEPHEN M. KAUFHOLD

Mr. Kaufhold has served as Treasurer of Parent since July 2016. He has served as Senior Vice President, Treasurer at Allergan since 2010.

KEI CHIN “DEBBIE” HUANG

Ms. Huang has served as Assistant Secretary of Parent since July 2016. She has served as Associate Director, Treasury Operations at Allergan since 2011.

MATTHEW ALVAREZ

Mr. Alvarez joined the Board of Directors of Parent in July 2016. He has served as Senior Director of Operations Finance at Allergan since 2007.

LAWRENCE BITTON

Mr. Bitton has served as a member of the Board of Directors of Parent since July 2016. He has served as Senior Director of Finance at Allergan since March 2015. From 2008 through March 2015, Mr. Bitton served as Director of Finance at Allergan.

DON FRAIL

Mr. Frail has served as a member of the Board of Directors of Parent since July 2016. He has served as Senior Vice President, Research and External Science & Innovation at Allergan since March 2015. From July 2014 to March 2015, he served as Senior Vice President, Research at Allergan. From 2011 to July 2014, Mr. Frail served as Vice President of the Emerging Innovations Unit at AstraZeneca.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of September 26, 2016. The current business address of each person is c/o Allergan Holdco US, Inc., Morris Corporate Center III 400 Interpace Parkway, Parsippany, New Jersey 07054, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
A. Robert D. Bailey	US	President
Maria Teresa Hilado	US	Vice President
Jonathon Kellerman	US	Vice President
Sigurd Kirk	US	Director; Vice President
Karen Ling	US	Vice President
Alex Kelly	US	Vice President
William Meury	US	Vice President
C. David Nicholson, Ph.D.	US	Vice President
Robert A. Stewart	US	Vice President
Debra Condino	US	Vice President
Stephen Kaufhold	US	Treasurer
Kira Schwartz	US	Director; Secretary
Judith Tomkins	US	Assistant Secretary

Executive Officers and Directors of Purchaser

A. ROBERT D. BAILEY

Mr. Bailey has served as President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

MARIA TERESA HILADO

Ms. Hilado has served as Vice President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

JONATHON KELLERMAN

Mr. Kellerman has served as Vice President since Purchaser’s formation on September 12, 2016. He has served as Executive Vice President, Global Chief Compliance Officer at Allergan since December 2014. From 2006 to 2014, Mr. Kellerman was a Partner at PricewaterhouseCoopers LLP, where he “retired” in 2014 to join Allergan.

SIGURD KIRK

Mr. Kirk has served as a Director on Purchaser’s Board of Directors and as Vice President since Purchaser’s formation on September 12, 2016. Mr. Kirk has served as Executive Vice President, Corporate Business Development at Allergan since March 2015. Mr. Kirk served as Actavis’ Senior Vice President, Corporate Business Development from May 2012 to March 2015. He joined Actavis (then Watson) in 2009 as Vice President, Integration.

KAREN LING

Ms. Ling has served as Vice President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

ALEX KELLY

Mr. Kelly has served as Vice President since Purchaser’s formation on September 12, 2016. He has served as Executive Vice President, Chief Communications Officer at Allergan since April 2015. From June 2014 to April 2015, he served as Senior Vice President, Chief Integration Officer at Actavis. From October 2013 to June 2014, Mr. Kelly was Senior Vice President, Chief Communications and Investor Relations Officer at Forest Laboratories. From May 2013 to August 2013, Mr. Kelly was Vice President, Investor Relations at Bausch & Lomb. From November 2009 to May 2013, Mr. Kelly was a Senior Vice President, Investor Relations at Merck.

WILLIAM MEURY

Mr. Meury has served as Vice President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

C. DAVID NICHOLSON, Ph.D.

Dr. Nicholson has served as Vice President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

ROBERT A. STEWART

Mr. Stewart has served as Vice President since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Allergan above.

DEBRA CONDINO

Ms. Condino has served as Vice President since Purchaser’s formation on September 12, 2016. She has served as Senior Vice President, Chief IP Counsel and Assistant Secretary at Allergan since February 2014. From September 2011 to February 2014, Ms. Condino served as Vice President, Associate General Counsel, Chief IP Counsel and Assistant Secretary at Allergan.

STEPHEN KAUFHOLD

Mr. Kaufhold has served as Treasurer since Purchaser’s formation on September 12, 2016. Otherwise, see information provided for Parent above.

KIRA SCHWARTZ

Ms. Schwartz has served as a Director on Purchaser’s Board of Directors and as Secretary since Purchaser’s formation on September 12, 2016. Ms. Schwartz has served as Senior Vice President, Associate General Counsel at Allergan since March 2015. From July 2014 to March 2015, she served as Vice President, Associate General Counsel at Actavis plc. From October 2008 to July 2014, she served as Vice President, Associate General Counsel at Forest Laboratories, Inc. (acquired by Actavis plc).

JUDITH TOMKINS

Ms. Tomkins has served as Assistant Secretary since Purchaser’s formation on September 12, 2016. She has served as Corporate Counsel and Senior Corporate Counsel at Allergan since February 2013. From September 2009 to February 2013, Ms. Tomkins was an associate at Paul, Weiss, Wharton & Garrison LLP.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com